
DataBiologics
Distinguished Practitioner
2024
Pain Reduction After Treatment
Your Left Ankle
Because of your knee, how much difficulty do you have with:
Walking on even ground
No difficulty at all
Slight difficulty
Moderate difficulty
Extreme difficulty
Unable to do
N/A
Top Conditions Treated: All
91%
54%
Score
Numeric Pain Rating

INVEST IN **DATABIOLOGICS**

Empowering trust on the frontier of medicine

databiologics.com Gilbert, AZ

Highlights

1. Clients include Emory Healthcare, SoftWave, and Orthohealing Center
2. Database of 130+ clinics, 220+ providers, 11k+ patients, and 31k+ treatment sessions tracked across
3. Easy data entry, pre-loaded outcomes assessments, automated patient messaging, data visualization
4. Glowing customer reviews and testimonials
5. Two Products: Research Solutions, and Marketing Solutions

Featured Investors



Rowan V Paul

Syndicate Lead

Follow

Invested $25,000

Physician, MedTech, Advisory, Angel

“As a clinician and patient advocate in an emerging, cutting-edge medical field, I feel it is essential to collect Patient Reported Outcome Measures (PROMS) DataBiologics is a wonderful product that is independent of big industry and academia and reveals direct evidence of how an advanced therapeutic is working in the real world. Databiologics is democratizing clinical research, resulting in meaningful practice changes.”

Other investors include EXPERT DOJO Notable , Launch Factory

Our Team



Leah Braddell CEO

Founder and Principal Consultant, STEMPowered Solutions LLC; Sr. Director of Customer Analytics, eVisit



Luke Malanga COO

Scientific Advisory Board Member, IARMES International Regenerative Medicine Experts Society



Christopher Rogers Chief Medical Officer

Founder, San Diego Orthobiologics Medical Group; Medical Director, Personalized Stem Cells, Inc



Jay Bowen Chief Science Officer

President, American Medical Shockwave Society; Medical Director, New Jersey Regenerative Institute, LLC

Empowering Trust on The Frontier of Medicine


DataBiologics
INVESTOR
SUMMARY
Empowering *TRUST* on the frontier of medicine.
Visit Our Website
www.databiologics.com
Pitch Deck - Q3 2024

DataBiologics



Problem

Clinicians lack accessible patient-reported outcomes, hindering transformation of data into valuable insights for research, education, and marketing.

Turn insight into IMPACT.

DataBiologics' outcomes tracking software is tailored to support clinicians seeking insights on quality and saftey for the most cutting edge treatments. Empowering trust on the frontier of medicine through real-time, real-world evidence.

Patient Satisfication @ 6 Months


9%
Not Satisfied
91%
Satisfied

Functional Improvement vs. Pain Reduction @ 6 Months following treatment.


33%
functional improvement
33%
pain reduction
n=2,612
Blood-Derived Biologics
32%
functional improvement
25%
pain reduction
n=393
Bone Marrow-Derived Biologics
42%
functional improvement
38%
pain reduction
n=341
Fat-Derived Biologics
17%
functional improvement
15%
pain reduction
n=87
Energy Devices
13%
functional improvement
16%
pain reduction
n=227
Non-Biologic Injections

DataBiologics

Solution

DataBiologics' simple, automated software solution enables everyday practices to collaborate with industry and conduct powerful research without the inefficiencies and overhead typically afforded only in academia.

- Optimized for private practice
- Standardized, high-power data
- Real-time, real-world insights

Our CEO



Leah Braddell

CEO & Chief Data Officer

- Deep domain knowledge
- Award-winning sales experiene
- High-growth start-ups
- Broad network, talent recruiter

DataBiologics

DataBiologics’ Foundation



Chris Rogers, MD
Co-Founder & Chief Medical Officer



Jay Bowen, DO
Co-Founder & Chief Scientific Officer



Gerard Malanga, MD †
Co-Founder

Simple software in action.

Enroll.


← John Doe

Simple user interface for providers. No integrations needed.

Report.



Brief patient surveys. No apps or logins required.

Visualize.


75%
Digital Twin Report: Janey Jogger

Insights on demand and ready for research, clincian education, and marketing.

DataBiologics Outcome Success Index

Medical device and pharma companies can quickly benchmark product performance.

Inform study design, protocol optimization, marketing strategy, and KOL selection.

Outcome Comparison by Product

	Galaxy-Product B	Orthobiologics-0bc	Orthobiologics-3bc	Orthobiologics-4a0	Orthobiologics-165
Mean Outcome Success Index	4.16	4.44	4.11	4.33	4.58
Mean Pain Score % Change	-31%	-57%	-23%	-33%	-65%

DataBiologics

Personalized Patient Consults

High-end biologics offer greater reduction in pain for patients like Gary Golfer.

Help patients make informed decisions with the best available evidence.

Outcome Comparison by Treatment Name

	Adipose	Bone Marrow	Hyaluronic Acid	PRP
Mean Outcome Success Index	4.56	4.62	4.26	4.33
Mean Pain Score % Change	-66%	-57%	0%	-23%
	$5-10k/treatment		covered by insurance	$1-2k/treatment

DataBiologics

Subscription Model

IMPACT
for clinicians.

Annual recurring subscriptions per provider. Multi-user discounts available.

ACCESS
for researchers.

Annual recurring subscriptions and one-time development and professional services fees.

DataBiologics

IMPACT
for providers.

Plans for all budgets and impact goals.

Annual recurring subscriptions per provider. Multi-user discounts available.

IMPACT Plan Comparison

FEATURES	STARTER	ESSENTIALS	PERFORMANCE
	$250	$1500	$3000
Unlimited Data Collection/Staff Seats	✓	✓	✓
Patient compliance and response management	✓	✓	✓
Dedicated Customer Success		✓	✓
Standard Clinic Analytics & Reports		✓	✓
Premium Clinic Analytics & Reports			✓
IMPACT Registry Solutions			+$1500/yr upgrade
RSX / EBM Solutions			*$2500+/yr upgrade

DataBiologics

ACCESS

for researchers.

Plans for all budgets and access goals.

Annual recurring subscriptions and one-time fees for services.

ACCESS Plan Comparison

FEATURES	BASIC	STANDARD	PREMIUM
	starts at $5000	starts at $12,500/yr	starts at $20,000/yr
Standard data extracts and reports	✓	✓	✓
Unlimited Starter Licences		✓	✓
Discounted Essentials/Performance		✓	✓
Advanced Analytics Visuals and Downloads		✓	✓
Study Solutions		*upgrade eligible	✓
Team Solutions		*upgrade eligible	*upgrade eligible
IMPACT Registry Benchmarking Solutions			*upgrade eligible

DataBiologics

Top Names in Regenerative Medicine Use Us

Trusted by

"We've accelerated patient decisions for treatment and doubled our practice volume."

Thomas Nabity MD
Founder - Michigan Center for Regenerative Medicine

"DataBiologics' platform will allow providers to validate the decrease in pain and improved quality of life with our products."

John Warlick
Co-Founder and Chief Scientific Officer
SoftWave Tissue Regeneration Technologies



Accelerating Market Factors

HealthIT.gov | CMS.gov | EUROPEAN MEDICINES AGENCY

TEFCA
Interoperability laws enable patients to share data with apps of their choice.

Mandatory PRO's
Outcomes reporting will impact future payments.

Regulatory Requirement
Manufacturers must track real-world outcomes to sell in the EU.

DataBiologics

Market Size - SAM

DatabBiologics Go-To-Market Opportunity Map




Number of Clinicians by Specialty and Go-To-Market Phase
$1.90B
$0.36B
$0.36B
$0.21B
$2.92B
$1.02B
$0.59B
$0.16B
$0.04B
$4.71B



$4.71B
ARR Total Addressable US Market
1,045,856 providers @ $4,500/yr

DataBiologics


Market Size - TAM
$17B
Total Addressable Market
DataBiologics


DataBiologics
ARR Trend by Quarter with 2025 Projection and Key Historical Development Milestones
22%
MRR Growth
rolling 12 months average month-over-month growth July 2023 to June 2024
735%
YoY ARR Growth Q2 2024 YTD
Actual
Projected

Future projections are not guaranteed


Growth Projections
ARR Trend by Year with
Subscriber Volume Projection
100M
80M
60M
40M
DataBiologics

Future projections are not guaranteed


Fundraise - $3M Seed
General Administrative
14%
Operations
20%
Sales and Marketing
23%
Product Development
43%
Founder's Investment
Pre-Seed
Seed
Series A
$773k
Platform Development
2018-22
$645k
SAFE
2022-24
$3M
SAFE/Preferred
2024
TBD
Preferred Round
2025

$1.2M of this is being raised on Wefunder

Comparable Exits

flatiron

$1.9B

acquisition by Roche in 2018.

Oncology Real-World Evidence

PressGaney

$4.2B

acquired by LPG and Ares Management in 2019.

Patient and Employee Experience

DataBiologics

DataBiologics

Summary

DataBiologics is accelerating patient access to innovation in medicine by making real-world evidence accessible and useful in private practice, empowering providers and patients to make the best decisions at the point of care.

- $545k ARR with growth 735% YoY 23-24
- Product generated, proprietary database
- Anchored in niche, high-growth field
- Influential network effects driving sales





DataBiologics

THANK YOU

Contact Our CEO

Leah Braddell

Leah@DataBiologics.com

Schedule an Intro Meeting

Disclaimer

DataBiologics

THIS INVESTOR PRESENTATION ("PRESENTATION") HAS BEEN PREPARED SOLELY FOR USE BY PROSPECTIVE INVESTORS IN DATABIOLOGICS (THE "COMPANY") AND SHALL BE MAINTAINED IN STRICT CONFIDENCE. EACH RECIPIENT HEREOF ACKNOWLEDGES AND AGREES THAT (I) THE CONTENTS OF THIS PRESENTATION CONSTITUTE PROPRIETARY AND CONFIDENTIAL INFORMATION (THE "INFORMATION") OF THE COMPANY, (II) THE COMPANY DERIVES INDEPENDENT ECONOMIC VALUE FROM SUCH INFORMATION NOT BEING GENERALLY KNOWN, AND (III) SUCH INFORMATION IS THE SUBJECT OF REASONABLE EFFORTS TO MAINTAIN ITS SECRECY. ANY REPRODUCTION OR DISTRIBUTION OF THIS PRESENTATION, IN WHOLE OR IN PART, OR THE DISCLOSURE OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. THIS PRESENTATION WILL BE RETURNED TO THE COMPANY IMMEDIATELY UPON REQUEST. THE EXISTENCE AND NATURE OF ALL CONVERSATIONS REGARDING THE COMPANY AND THIS OFFERING MUST BE KEPT CONFIDENTIAL.

THIS PRESENTATION HAS BEEN PREPARED IN CONNECTION WITH A PRIVATE OFFERING TO ACCREDITED INVESTORS IN THE COMPANY (THE "INVESTMENT"). EACH INVESTOR WILL BE REQUIRED TO EXECUTE CERTAIN AGREEMENTS AND OTHER INSTRUMENTS TO EFFECT THE INVESTMENT (THE "RELATED AGREEMENTS"). IF ANY OF THE TERMS, CONDITIONS OR OTHER PROVISIONS OF THE RELATED AGREEMENTS ARE INCONSISTENT WITH OR CONTRARY TO THE DESCRIPTIONS OR TERMS IN THIS PRESENTATION, SUCH AGREEMENTS SHALL CONTROL.

THE INVESTMENT HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS OR THE LAWS OF ANY FOREIGN JURISDICTION. THE INVESTMENT WILL BE OFFERED AND SOLD UNDER THE EXEMPTION PROVIDED BY SECTION 4(2) OF THE SECURITIES ACT AND REGULATION D PROMULGATED THEREUNDER AND OTHER EXEMPTIONS OF SIMILAR IMPORT IN THE LAWS OF THE STATES AND OTHER JURISDICTIONS WHERE THE OFFERING WILL BE MADE. THE COMPANY WILL NOT BE REGISTERED AS AN INVESTMENT COMPANY UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "COMPANIES ACT"). CONSEQUENTLY, INVESTORS WILL NOT BE AFFORDED THE PROTECTIONS OF THE COMPANIES ACT.

ANY SECURITIES RELATED TO THE INVESTMENT DESCRIBED IN THIS PRESENTATION ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE RELATED AGREEMENTS AND THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE INVESTMENT WILL BE CHARACTERIZED BY A HIGH DEGREE OF RISK, VOLATILITY AND ILLIQUIDITY. A PROSPECTIVE INVESTOR SHOULD THOROUGHLY REVIEW THE INFORMATION CONTAINED HEREIN AND THE TERMS OF THE RELATED AGREEMENTS, AND CAREFULLY CONSIDER WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE TO THE INVESTOR'S FINANCIAL SITUATION AND GOALS.
CERTAIN ECONOMIC AND MARKET INFORMATION CONTAINED HEREIN HAS BEEN OBTAINED FROM PUBLISHED SOURCES PREPARED BY OTHER PARTIES. WHILE SUCH SOURCES ARE BELIEVED TO BE RELIABLE, NEITHER THE COMPANY NOR ITS AFFILIATES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. NEITHER DELIVERY OF THIS PRESENTATION NOR ANY STATEMENT HEREIN SHOULD BE TAKEN TO IMPLY THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY STATEMENT CONCERNING THE COMPANY OR THE INVESTMENT DISCUSSED HEREIN OTHER THAN AS SET FORTH IN THIS PRESENTATION, AND ANY SUCH STATEMENTS, IF MADE, MUST NOT BE RELIED UPON. IN CONSIDERING THE PRIOR PERFORMANCE INFORMATION CONTAINED HEREIN, PROSPECTIVE INVESTORS SHOULD BEAR IN MIND THAT PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL ACHIEVE COMPARABLE RESULTS. ANY FORWARD-LOOKING STATEMENTS IN THIS PRESENTATION, INCLUDING PROJECTIONS OF ANY FUTURE PERFORMANCE OF THE COMPANY AND/OR ITS AFFILIATES ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM PROJECTED RESULTS.
INVESTORS SHOULD MAKE THEIR OWN INVESTIGATIONS AND EVALUATIONS OF THE COMPANY, INCLUDING THE MERITS AND RISKS INVOLVED IN AN INVESTMENT THEREIN. PRIOR TO ANY INVESTMENT, THE COMPANY WILL GIVE POTENTIAL INVESTORS THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS AND ADDITIONAL INFORMATION FROM IT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND OTHER RELEVANT MATTERS. INVESTORS SHOULD INFORM THEMSELVES AS TO THE LEGAL REQUIREMENTS APPLICABLE TO THEM IN RESPECT OF THE ACQUISITION, HOLDING AND DISPOSITION OF THE INVESTMENT SECURITIES, AND AS TO THE INCOME AND OTHER TAX CONSEQUENCES TO THEM OF SUCH ACQUISITION, HOLDING AND DISPOSITION.

THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, A NOTE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE AGENCY HAS APPROVED AN INVESTMENT IN THE COMPANY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THIS PRESENTATION AS INVESTMENT, LEGAL OR TAX ADVICE, AND THIS PRESENTATION IS NOT INTENDED TO PROVIDE THE SOLE BASIS FOR ANY EVALUATION OF AN INVESTMENT IN A NOTE. PRIOR TO ACQUIRING A NOTE, A PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, AND OTHER CONSEQUENCES OF SUCH INVESTMENT.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS PRESENTATION, THE WORDS "MAY," "WILL," "SHOULD," "PROJECT," "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND," "EXPECT," "CONTINUE," AND SIMILAR EXPRESSIONS OR THE NEGATIVES THEREOF ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THE INTENDED ACTIONS AND PERFORMANCE OBJECTIVES OF THE COMPANY, INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER IMPORTANT FACTORS (INCLUDING THOSE DESCRIBED UNDER THE CAPTION "INVESTMENT CONSIDERATIONS") THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. NO REPRESENTATION OR WARRANTY IS MADE AS TO FUTURE PERFORMANCE OR SUCH FORWARD-LOOKING STATEMENTS AND UNDUE RELIANCE SHOULD NOT BE PLACE ON SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION. ALL FORWARD-LOOKING STATEMENTS IN THIS PRESENTATION SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY AND ITS AFFILIATES EXPRESSLY DISCLAIM ANY OBLIGATION OR UNDERTAKING TO DISSEMINATE ANY UPDATES OR REVISIONS TO ANY FORWARD LOOKING STATEMENT CONTAINED HEREIN TO REFLECT ANY CHANGE IN ITS EXPECTATION WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS, OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.